Exhibit 4.10

English Translation

Framework Cooperation Agreement

for the “Shandong Dezhou China North Commerce, Trade and Logistics City” Project

Party A: People’s Government of Dezhou City, Shandong Province

Address: Xincheng Complex, 1566 Dongfeng East Road, Dezhou City, Shandong Province

Telephone number: (86) 534-2687038	Facsimile number: (86) 534-2687041

Party B: China Metro-Rural Development Limited

Address: Room 803, 8/F, Tower 1, The Gateway, 25 Canton Road, Tsimshatsui, Kowloon, Hong Kong

Telephone number: (852) 21113815	Facsimile number: (852) 21111890

Based on the principles of equality and voluntary agreement, honesty and credibility as well as mutual benefits, Party A and Party B have reached unanimous consensus following friendly negotiations in respect of the investment and construction of the “Shandong Dezhou China North Commerce, Trade and Logistics City” project (“China North City” or the “Project”) in Dezhou City, Shandong Province by Party B, and this Agreement has been made in respect thereof.

Article 1: Party A is the People’s Government of Dezhou City, Shandong Province, which is capable of exercising civil rights and undertaking civil responsibilities on an independent basis that has the power to execute and perform this Agreement.

Article 2: Party B is a limited liability company incorporated and subsisting under the laws of the Hong Kong Special Administrative Region of the People’s Republic of China that has the power to execute and perform this Agreement.

Article 3: The objective of the investment and construction of the Project in the central town district of Dezhou City by Party B is: to establish a mega-sized, modernized and integrated commerce, trade and logistics city providing comprehensive service categories with fully-fledged facilities by drawing on the successful operational models and experience of Party B in modern commerce, trade and logistics and leveraging Party B’s brand recognition and commercial resources, thereby promoting local economic and social development.

Article 4: The Project is proposed to be built into a large-scale integrated commerce, trade and logistics platform comprising functions in modern industrial logistics, modern agricultural logistics, warehousing and distribution, commodity trading, specialized trade conferences and fairs, e-commerce, business supporting services, residential supporting services, daily-life supporting services, information exchange and financial settlement, etc. It shall include display and trading centers for light textile, leather goods, packaging, electronics, metals, chemicals, building materials, furniture, medical equipment, novel materials, automobiles and accessories, daily-use items, small commodities, agricultural machinery, chemical fertilizers, agricultural products, foodstuff and oil, vegetables and other agricultural products, specialized exhibition halls, office towers, large-scale shopping malls, hotels, entertainment/leisure facilities and other supporting facilities, etc.

Article 5: The Project is located at the Decheng District and Economic Development Zone of Dezhou City with a planned total construction site area of approximately 7 million square meters and a planned total gross floor area of approximately 15 million square meters, comprising approximately 5 million meters to the west of Cha River (Decheng District) and approximately 2 million square meters to the east of Cha River (Dezhou Economic Development Zone), the detailed location of which shall be based on the cadastral block map with boundaries on 4 directions confirmed by both parties (as appended hereto).

Party A shall sell the project construction land site to Party B in two phases and Party B shall carry out project construction in several phases under the same master planning. Phase I of the construction shall last approximately 3 years (commencing on the date on which Party B legally acquires the project land site, fulfills the conditions for construction work commencement and obtains the project construction work commencement permit). Total investments for phase I shall be approximately RMB8 billion. No less than 30,000 business operators will be solicited to

English Translation

operate their businesses in the city after completion of the entire project to achieve annual business turnover in excess of RMB100 billion, providing employment and business venture opportunities for approximately 200,000 people and contributing annual tax income to the local government of approximately RMB2 billion.

Article 6: Party A agrees to consolidate in joint effort with Party B the existing wholesale markets, including Chenghuangmiao Market and Dongfanghong Market, etc, in Decheng District of Dezhou City. Party A shall be responsible for dismantling and relocating the said market and mobilizing and directing business operators in the said market to carry on their businesses in the Project constructed by Party B. Party A agrees that Party B shall rebuild the said old market through legal procedures and develop the district into a high-end business zone and a high-end residential complex in the district. Party A and Party B unanimously agree that the conversion of the said old market and the Project are two different formats of construction under one project. A separate agreement shall be entered into by the two parties to provide for details of the old market conversion project.

Article 7: Party A shall give its consent and support for the construction of the Project by submitting the same to the Standing Committee of the People’s Congress at the same level for decision in the form of an approval document (which shall be appended hereto), and shall undertake to rigorously fulfill its rights and obligations set out under the appendices to this Agreement.

Article 8: During the progress and implementation of the Project, Party A shall be responsible for organising staff from various functional departments related to the Project and set up dedicated work groups which will work on-site at the execution unit of the Project to process procedures and provide services relevant to the Project in association with Party B in accordance with this Agreement. Party A shall conduct appraisal of the work group members based on input furnished by the project execution unit and members with outstanding appraisal results shall be rewarded by way of bonus payment or promotion.

Article 9: This Agreement represents only the framework cooperation agreement between the two parties. The two parties agree that a project cooperation agreement shall be separately entered into to provide for detailed terms and contents of the cooperation.

Party A: People’s Government of Dezhou City, Shandong Province

Authorized Representative:

Dated: July 17, 2010

Party B: China Metro-Rural Development Limited

Authorized Representative:

Dated: July 17, 2010

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